UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

_________________

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

SIGNATURES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003
Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:
Schedule of Assets Held as of December 31, 2003

EXHIBITS:
Exhibit Index
Consent of Independent Registered Public Accounting Firm

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

/s/ J. Steven Kiser

J. Steven Kiser, Secretary
Benefits Finance Committee

June 22, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Electric Power Service Corporation, as Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Columbus, Ohio
June 17, 2004

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:

Investments:
Group Annuity, Bank Investment and
Other Fixed Income Contracts	$895,748,232	$848,003,235
American Electric Power Company, Inc. -
Common Stock	470,722,315	478,716,705
Registered Investment Company Funds	1,052,591,732	763,651,665
Fidelity Institutional Cash Portfolio Fund	26,050,684	30,612,743
Participant Loans	49,590,440	43,986,815

Total Investments	2,494,703,403	2,164,971,163

Other Receivables	209,543	1,881,506

NET ASSETS AVAILABLE FOR BENEFITS	$2,494,912,946	$2,166,852,669

See notes to financial statements

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
		Participant Directed	Non-Participant Directed	Total
NET INVESTMENT INCOME:
Interest	$42,164,117	$33,317,009	$-	$33,317,009
Dividends	42,632,439	34,843,399	-	34,843,399
Net Appreciation (Depreciation) in Fair Value
of Investments	261,899,882	(314,703,562)	849,510	(313,854,052)

Total Net Investment Income (Loss)	346,696,438	(246,543,154)	849,510	(245,693,644)

INTERFUND TRANSFERS	-	(165,961)	165,961	-

CONTRIBUTIONS:
Participants	124,043,826	108,595,791	-	108,595,791
Employer	52,709,876	25,537,114	5,086,876	30,623,990

Total Contributions	176,753,702	134,132,905	5,086,876	139,219,781

DISTRIBUTIONS TO PARTICIPANTS	(195,389,863)	(129,971,864)	(1,758,865)	(131,730,729)

TRANSFERRED IN FROM CSW PLAN	-	603,922,907	-	603,922,907

TRANSFER TO PARTICIPANT DIRECTED	-	112,191,665	(112,191,665)	-

INCREASE (DECREASE) IN NET ASSETS	328,060,277	473,566,498	(107,848,183)	365,718,315

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	2,166,852,669	1,693,286,171	107,848,183	1,801,134,354

NET ASSETS AVAILABLE FOR BENEFITS
END OF YEAR	$2,494,912,946	$2,166,852,669	$-	$2,166,852,669

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM
                           RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.        PLAN DESCRIPTION

The following description of the American Electric Power System Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers eligible regularly scheduled full-time and part-time employees of the American Electric Power Company, Inc. and its participating subsidiaries ("AEP" or the "Company"). Eligible employees may enroll in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, eligible employees participating in the Plan may make contributions in 1% increments up to 20% of their salary. Effective January 1, 2003 employees with a gross income of less than $90,000 in 2002 will be able to contribute up to 30% of their eligible pay (within IRS limits). Effective January 1, 2003, AEP employees ages 50 and older are able to save an additional $2,000 in pre-tax dollars. Prior to January 1, 2003, AEP employees ages 50 and older were able to save an additional $1,000 in pre-tax dollars. The Company contributes to the Plan, on behalf of each participant, an amount equal to 75% of the participant’s contribution up to 6% of the participant’s compensation for each payroll period, subject to certain limitations. All contributions are participant directed. All contributions are deposited to the American Electric Power System Employees Savings Plan Trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change investment percentages in the funds, or move existing fund balances on a daily basis. Participants are immediately vested in their pre-tax, after-tax and the Company matching contributions including earnings thereon.

Effective June 15, 2000, the Company entered into a merger with Central and South West Corporation (CSW). The merger agreement provided that the CSW qualified plans remain in effect until July 1, 2002. The Central and South West Corporation Retirement Savings (CSW Plan) was merged into the Plan on December 31, 2002. All assets of the CSW Plan were transferred to the Plan on this date.

American Electric Power Service Corporation is the plan administrator (Plan Administrator) and the plan sponsor. Fidelity Management Trust Company (Fidelity) is the trustee for all funds and is the recordkeeper for the entire Plan.

Effective January 1, 2002, the AEP Stock Fund, a Plan investment option, was converted to an Employee Stock Ownership Plan (ESOP). As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvesting in the fund. The dividend payouts are made each December and are treated as ordinary income for tax purposes, and the 10 percent early withdrawal penalty for individuals under age 59 1/2 does not apply.

Prior to March 1, 2002, the matching contribution for participants under the age of 50 was directed to the AEP Stock Fund only. Participants age 50 and older could direct their matching contributions to any of the available investment elections. Effective March 1, 2002, all Company contributions are allocated according to the employee's contribution investment elections. In addition, all participants were able to redirect a portion or all of the existing Company contributions in the AEP Stock Fund at March 1, 2002 to any of the available investment elections. During 2003, participants could direct the investment of their contributions to any combination of the following funds:

The Managed Income Fund, the objective of which is to invest in contracts with various insurance and financial institutions at varying annual interest rates, maturing over periods approximating five years or less and temporary investments in the Fidelity Institutional Cash Portfolio.

AEP Stock Fund, the objective of which is to invest in American Electric Power Company, Inc. (AEP) common stock and temporary investments in the Fidelity Institutional Cash Portfolio Money Market Fund.

The Fidelity Puritan Fund, the objective of which is to invest in a broadly diversified portfolio of domestic and foreign common stocks, and preferred stocks and bonds, including lower-quality, high-yield debt securities. The prospectus for the Puritan Fund indicates that the Puritan Fund is a growth and income fund.

The Fidelity OTC Portfolio, the objective of which is to invest in common stocks, preferred stocks, securities convertible into common stocks, and debt securities that are traded on the over-the-counter (OTC) securities market. The prospectus for the OTC Portfolio indicates that the OTC Portfolio is a growth fund.

The Fidelity Overseas Fund, the objective of which is to invest in foreign securities, including common stocks and securities convertible into common stocks, as well as debt instruments. The prospectus for the Overseas Fund indicates that the Overseas Fund is an international growth fund.

The Fidelity Blue Chip Growth Fund, the objective of which is to invest in a diversified portfolio of common stocks of well-known and established domestic and foreign companies. The prospectus for the Blue Chip Growth Fund indicates that the Blue Chip Growth Fund is a growth fund.

The Fidelity Equity Income Fund, the objective of which is to seek reasonable income and also to consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard and Poor’s 500 index and normally invests at least 80% of its total assets in income-producing equity securities, while potentially investing in other types of equity securities and debt securities, including lower-quality debt securities. The prospectus for the Fidelity Equity Income Fund indicates that the fund is a growth and income fund.

The Fidelity Low-Priced Stock Fund, the objective of which is to seek capital appreciation by normally investing at least 80% of total assets in low-priced common stocks ($35 per share or less at time of purchase), which can lead to investments in small and medium-sized companies. The prospectus for the Fidelity Low-Priced Stock Fund indicates that the fund is a growth mutual fund.

The Fidelity Freedom Income Fund, the objective of which is to seek high current income and, secondarily, to seek capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement. The prospectus for the Fidelity Freedom Income Fund indicates that the fund is an asset allocation mutual fund.

The Fidelity Freedom 2000 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. The fund is targeted to investors expected to retire around the year 2000.

The Fidelity Freedom 2010 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

The Fidelity Freedom 2020 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

The Fidelity Freedom 2030 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

The Fidelity Freedom 2040 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. Targeted to investors expected to retire around the year 2040.

The Fidelity U.S. Equity Index Commingled Pool, the objective of which is to buy stocks in companies which compose the S&P 500 Stock Price Index in order to mimic the return of the S&P 500 index.

The Fidelity Diversified International Fund, the objective of which is to invest primarily in foreign common stocks in order to seek capital growth. The prospectus for the Fidelity Diversified International Fund indicates that the fund is a growth mutual fund that invests internationally.

The PIMCO Total Return Fund, the objective is to provide fixed income total returns that exceed general bond market indices. The prospectus for this fund indicates that it invests in U.S. government, corporate, mortgage and foreign bonds. The prospectus for the PIMCO Total Return Fund indicates that the fund is an income mutual fund.

The Fidelity Small Cap Stock Fund, the objective is to provide a long-term growth of capital. Normally invests at least 80% of total assets in common stocks of companies with small market capitalizations with strong growth prospects similar to companies in the Russell 2000 Index or the S&P Small Cap 600 Index. The prospectus for the Fidelity Small Cap Stock Fund indicates that the fund is a growth mutual fund.

The T. Rowe Price Mid-Cap Growth Fund, the objective is to provide long-term capital appreciation. Invests in mid-cap stocks offering the potential for above-average earnings growth. The prospectus for the T. Rowe Price Mid-Cap Growth Fund indicates that the fund is a growth mutual fund.

The T. Rowe Price Mid-Cap Value Fund, the objective is to provide long-term capital appreciation by investing primarily in mid-sized companies believed by the fund’s manager to be undervalued. The prospectus for the T. Rowe Price Mid-Cap Value Fund indicates that the fund is a mid-cap value mutual fund.

Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with company payroll periods. Excluding their pre-tax contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including company matching contributions, which are immediately vested. Pre-tax contributions are not eligible for withdrawal by participants not yet age 59-1/2, except under hardship as defined by the Plan or severance of employment.

Participants may borrow from their savings plan accounts, a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. Effective January 1, 2003, loan terms range from 12 months to 60 months, or any monthly increment in-between. Prior to January 1, 2003, loan terms ranged from 6 months to 54 months. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Eastern edition of the Wall Street Journal, in effect as of the first business day of the calendar quarter in which the loan is taken. Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book. Participant loans and the accrued interest are collateralized by the account balance and the defaulted amount is subjected to income taxes and possibly penalty taxes.

2.        ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP Stock Fund investments are valued at year-end quoted AEP common stock closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee. The Managed Income Fund contracts are valued at book value, which is equal to cost plus interest. All participant loans are valued at cost, which approximates fair value at the time the loan is processed.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the same funds which generated such income with the exception of the AEP Stock Fund which pays out or reinvests dividends at the participants’ discretion. Investment management fees are accounted for as a reduction in net investment income. All other Plan administration expenses are paid by the employer with the exception of per transaction charges for withdrawals and “minimum required distributions” which are borne by the participants.

Distributions are recorded when paid. There were no amounts due to participants who requested distributions from the Plan as of December 31, 2003 and 2002.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Plan's assets.

3.       INVESTMENT CONTRACT VALUATION

The Plan has a Managed Income Fund with Fidelity as trustee, which invests primarily in fully benefit responsive investment contracts. Fidelity maintains the assets in a custodian account. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The account is credited with earnings on the underlying investments and charged for Plan withdrawals (credited interest rates ranged from 6.60% to 2.21% and 7.53% to 2.21% for 2003 and 2002, respectively). The average yield was 4.83% and 4.61% for fiscal years ending December 31, 2003 and 2002, respectively. The investment is recorded in the financial statements based on the contract value of the underlying investment contracts, which approximates fair value, as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals.

4.        INVESTMENTS EXCEEDING 5% OF PLAN NET ASSETS

Investments exceeding five percent of net assets as of December 31, 2003 and 2002 were:
	Fair Value

	2003	2002
AEP Common Stock	$470,722,315	$478,716,705
Fidelity Blue Chip Growth Fund	$260,146,938	$208,225,489
Fidelity US Equity Index Pool	$201,192,729	$163,332,010
Fidelity Managed Income Portfolio II	$222,719,515	$212,009,396
Fidelity OTC Portfolio	$131,911,935	-

5.        NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During 2003 and 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in value by $262,171,920 and $(313,854,052), respectively, as follows:

	December 31,
	2003	2002
Investments at Fair Value:
American Electric Power Company, Inc. -
Common Stock	$52,597,832	$(156,578,770)

Investments at Estimated Fair Value:
Registered Investment Companies and
Group Annuity, Bank Investment and
Other Fixed Income Contracts	209,574,088	(157,275,282)

Total Appreciation (Depreciation)	$262,171,920	$(313,854,052)

6.       FEDERAL INCOME TAX

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code); therefore, the Plan’s Trust is exempt from federal income tax pursuant to Section 501(a) of the Code.

The Plan obtained its latest determination letter on November 13, 1996, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. There is currently pending with the IRS an application for an updated determination letter for the Plan, as currently amended. The Company may timely further amend the Plan so that it remains in compliance with the requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and Company contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until such amounts are distributed.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

8.         RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

9.         LEGAL ISSUES

In the fourth quarter of 2002 and the first quarter of 2003, three lawsuits were filed on behalf of the Plan against American Electric Power Company, Inc., certain AEP executives, and ERISA Plan Administrator alleging violations of ERISA in the selection of AEP stock as an investment alternative, breach of fiduciary duties and breach of contract and in the allocation of assets to AEP stock. The ERISA actions are pending in Federal District Court, Columbus, Ohio. The cases have been consolidated and the plaintiffs have filed a Consolidated Amended Complaint containing substantially similar allegations as were in the original complaints. The Defendants have filed a motion to dismiss all claims made by the Plaintiffs and otherwise intend to vigorously defend against these actions. The ultimate outcome of these cases cannot be determined at this stage of the proceedings.

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2003

	NUMBER OF SHARES/UNITS	FAIR/CONTRACT VALUE	COST
MANAGED INCOME FUND:
Fixed Income Contract -
Bank of America
variable annual yield with an
indeterminate maturity date		$86,784,058	$86,784,058

Commingled Pool
Fidelity Managed Income Portfolio II
variable annual yield with an
indeterminate maturity date		222,719,515	222,719,515

Commingled Pool
Key Bank EPL
variable annual yield with an
indeterminate maturity date		78,687,788	78,687,788

Group Annuity Contract -
Metropolitan Life Inc. Company
4.58% effective annual yield with an
indeterminate maturity date		48,183,389	48,183,389

Group Annuity Contract -
Monumental Life Insurance Company
5.65% effective annual yield with an
indeterminate maturity date		17,135,675	17,135,675

Group Annuity Contract -
Morgan Guaranty Act
variable annual yield with an
indeterminate maturity date		86,786,950	86,786,950

Group Annuity Contract -
New York Life Insurance Company
5.44% effective annual yield with an
indeterminate maturity date		17,052,469	17,052,469

Group Annuity Contract -
Protective Life Insurance Company
6.39% effective annual yield to
April 30, 2004		11,978,921	11,978,921

Group Annuity Contract -
Prudential Insurance Company America
6.00% effective annual yield to
April 30, 2004		11,849,472	11,849,472

Group Annuity Contract -
Rabobank Nederland
variable annual yield with an
indeterminate maturity date		86,787,983	86,787,983

Group Annuity Contract -
Security Life of Denver
Insurance Company
6.60% effective annual yield to
August 3, 2004		33,147,588	33,147,588

Group Annuity Contract -
Security Life of Denver
Insurance Company
5.25% effective annual yield with an
indeterminate maturity date		21,877,353	21,877,353

Group Annuity Contract -
State Street Bank & Trust Company
variable annual yield with an
indeterminate maturity date		86,783,814	86,783,814

Group Annuity Contract -
Travelers Insurance Co.
4.67% effective annual yield with an
indeterminate maturity date		32,715,708	32,715,708

Commingled Pool
Wells Fargo
variable annual yield with an
indeterminate maturity date		53,257,549	53,257,549

Subtotal		895,748,232	895,748,232

Fidelity Institutional Cash
Portfolio Fund	24,355,910 Units	24,355,910	24,355,910

TOTAL - MANAGED INCOME FUND		$920,104,142	$920,104,142

AEP STOCK FUND:
American Electric Power Company, Inc.
Common Stock $6.50 par value	15,428,460 Shares	$470,722,315	$488,682,850
Fidelity Institutional Cash
Portfolio Fund	1,694,774 Units	1,694,774	1,694,774

TOTAL - AEP STOCK FUND		$472,417,089	$490,377,624

REGISTERED INVESTMENT COMPANY:
Fidelity Blue Chip Growth Fund	6,564,394 Units	$260,146,938	$244,679,058
Fidelity Diversified Int'l Fund	342,574 Units	8,262,886	6,739,292
Fidelity Equity Income Fund	2,037,370 Units	101,359,168	84,318,569
Fidelity Freedom 2000 Fund	537,810 Units	6,335,401	6,299,518
Fidelity Freedom 2010 Fund	2,072,880 Units	26,988,891	27,796,478
Fidelity Freedom 2020 Fund	2,065,565 Units	26,893,658	28,199,086
Fidelity Freedom 2030 Fund	670,999 Units	8,689,432	8,246,228
Fidelity Freedom 2040 Fund	231,585 Units	1,750,780	1,589,158
Fidelity Freedom Income Fund	906,531 Units	10,053,429	10,028,137
Fidelity Low-Priced Stock Fund	2,718,568 Units	95,095,493	74,799,773
Fidelity OTC Portfolio	4,062,579 Units	131,911,935	152,953,829
Fidelity Overseas Fund	1,066,345 Units	33,515,224	32,192,281
Fidelity Puritan Fund	4,504,121 Units	83,191,115	77,290,565
Fidelity Small Cap Stock Fund	532,470 Units	9,105,244	7,693,284
Fidelity U.S. Equity Index Pool	5,957,736 Units	201,192,729	158,391,319
PIMCO Total Return Fund	2,427,001 Units	25,993,184	26,126,553
T. Rowe Price Mid-Cap Growth Fund	292,733 Units	12,558,233	11,005,272
T. Rowe Price Mid-Cap Value Fund	469,418 Units	9,547,956	8,175,545
Fidelity Retire MMKT	36 Units	36	36

TOTAL - REGISTERED INVESTMENT COMPANY		$1,052,591,732	$ 966,523,981

PARTICIPANT LOANS (interest rate ranging from 5.00% through 10.5% maturing through January 2009)		$49,590,440	$49,590,440

TOTAL INVESTMENTS		$2,494,703,403	$2,426,596,187

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Electric Power Company, Inc.:

We consent to the incorporation by reference in Post-Effective Amendment No. 3 to Registration Statement No. 33-1052 of American Electric Power System Retirement Savings Plan (formerly the American Electric Power System Employees Saving Plan) on Form S-8 of our report dated June 25, 2002 appearing in this Annual Report on Form 11-K of American Electric Power System Retirement Savings Plan for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP
Columbus, Ohio
June 25, 2004